Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Supreme Legal, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their accuracy as presented in this document. We hereby consent to the use in their initial Registration Statement pertaining to the registration of 4,000,000 shares of common stock of Supreme Legal, Inc.. of our Audit Report dated February 26, 2015 with respect to the financial statements of Supreme Legal, Inc. as of December 31, 2014 and for the period August 19, 2014 (inception) through December 31, 2014. Additionally, we have reviewed the financial statements for the three and six months ended June 30, 2015. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA

Califon New Jersey

September 11, 2015